UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Revisions of Earnings Target

Tokyo, November 15, 2010—Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that we have revised our earnings target of consolidated net income for the fiscal year ending March 31, 2011, originally announced on May 18, 2010, upward to 500.0 billion yen, to take into account the strong performance of the interim results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation.

In addition, please refer to “Consolidated Summary Report for the six months ended September 30, 2010 <under Japanese GAAP>” posted today.

*    *    *

[Summary of the earnings target for the fiscal year ending March 31, 2011 under Japanese GAAP]

(in billions of Japanese yen)

			[Reference]
	MUFG (Consolidated)		The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)		Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

Net business profits: before credit costs for trust accounts and provision for general allowance for credit losses	Sum of the two banks
	1,120		970		150
	* [1,015	]	* [870	]	* [145	]

Ordinary profits:	900		660		110
	* [830	]	* [550	]	* [105	]
Net income:	The earnings target
	500		450		70
	* [400	]	* [330	]	* [65	]

*	The figures in the brackets are the initial earnings target and its referential amounts released on May 18, 2010.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.